Duo World, Inc.

No. 6, Charles Terrace

Off Alfred Place

Colombo 03, Sri Lanka

September 1, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Joseph Cascarano
Senior Staff Accountant

Mr. Robert S. Littlepage
Accountant Branch Chief

Re:	Duo World, Inc.
Form 8-K
Filed August 16, 2023
File No. 000-55698

Dear Sirs:

This letter is in response to your letter to this registrant of August 25, 2023, regarding the above-referenced filing (“Comment Letter”). The purpose of this letter is to resolve Staff comments in the Comment Letter.

Our responses to the Comment Letter are as follows:

Form 8-K filed on August 16, 2023

Item 4.02, page 1

1.	We note your former auditor, CNGSN & Associates LLP, was not registered with the PCAOB. Since CNGSN & Associates LLP audited the financial statements for the fiscal year ended March 31, 2023, which you included in your Form 10-K, you disclose the financial statements for the fiscal year ended March 31, 2023 should not be relied on.

Accordingly, please amend your filing to

●	indicate clearly whether you are filing under Item 4.02(a) or 4.02(b);

We have amended our filing to indicate that we are filing under Item 4.02(b).

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●	disclose whether the Board of Directors, Committee of the Board of Directors or authorized Officers concluded that your financial statements should no longer be relied on; or

We have amended our filing to indicate that our Board of Directors and our Chief Financial Officer, Jennifer Samuel Perera, concluded that our financial statements should no longer be relied on.

●	disclose whether you were advised or notified that disclosure should be made or action taken to prevent future reliance on the previously issued audit report related toe previously issued financial statements;

We have amended our filing to indicate that we were notified by CNGSN & Associates LLP verbally on August 9, 2023 and in an email dated August 11, 2023 that due to the fact that CNGSN & Associates LLP was not registered with the PCAOB, the company should engage a new PCAOB auditing firm to re-audit the financial statements contained in its most recently filed Form 10-K and amend such Form 10-K to include a new audit opinion and newly audited financial statements.

●	clarify that as CNGSN & Associates LLP was not registered with the PCAOB, you may not include its audit reports or consents in filings with the Commission; and

We have amended our filing to indicate that since CNGSN & Associates LLP was not registered with the PCAOB, we may not include its audit reports or consents in filings with the Commission.

●	clarify that as CNGSN & Associates LLP audited a year that you are required to include in your filings with the Commission, you need a firm that is registered with the PCAOB to re-audit that year; and

We have amended our filing to indicate that as CNGSN & Associates LLP audited a year that we are required to include in our filings with the Commission, we need a firm that is registered with the PCAOB to re-audit that year. We have also amended our filing to indicate that we have engaged M.N. Vijay Kumar, Chartered Accountant, Bangalore, India, a firm registered with the PCAOB, to re-audit our financial statements for the fiscal year ended March 31, 2023.

●	file any letter received from the accountant regarding disclosures being made by the company.

We have included a letter from the CNGSN & Associates LLP regarding disclosures being made by the company in this amended report and will attach such letter as Exhibit 7 to our amended filing.

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Please address any further comments to our attorney, David E. Wise, Esq.

Mr. Wise’s contact information is set forth below:

WiseLaw, P.C.

Attention: David E. Wise, Attorney at Law

327 E. Lullwood Ave.

San Antonio, Texas 78212

(210) 323-6074

wiselaw@verizon.net

Sincerely,

Duo World, Inc.

By:	/s/ Muhunthan Canagasooryam
Muhunthan Canagasooryam
Chief Executive Officer

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